Sub-Item 77D: Policies with respect to security investments

Change in Investment Objective for the Lateef Fund

Effective June 11, 2010, the investment objective of the Lateef
Fund was changed to remove the word "secondarily." The investment objective of the Lateef Fund as currently in effect is to seek to provide principal preservation and long-term capital appreciation.

Change in Investment Strategy for the Cutwater Investment Grade
Bond Fund

Effective August 30, 2010, the investment strategy of the Cutwater Investment Grade Bond Fund was revised consistent with its name change from "MBIA Core Plus Fixed Income Fund."

Change in Investment Policy for the Pemberwick Fund to Include
Canadian Corporate Debt Securities

Effective August 30, 2010, the investment policy of the Pemberwick Fund with respect to investment in corporate debt securities was changed to permit investment in Canadian corporate debt securities.